Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Nine Months
	Ended	Twelve Months Ended
	September 30,	December 31,
	2010	2009	2008	2007	2006	2005
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$117,009	$146,737	$117,614	$96,003	$115,452	$103,327
Adjust for distributed income of equity investees	(164)	13,724	5,176	6,064	(9,347)	(10,370)
Fixed charges, as below	63,787	79,461	81,172	72,879	65,745	64,379
Total earnings, as defined	$180,632	$239,922	$203,962	$174,946	$171,850	$157,336

Fixed charges, as defined:
Interest charges[1]	$63,031	$78,457	$80,282	$71,946	$64,720	$62,962
Rental interest factor	756	1,004	890	933	1,025	1,417
Total fixed charges, as defined	$63,787	$79,461	$81,172	$72,879	$65,745	$64,379
Ratio of earnings to fixed charges	2.83 x	3.02 x	2.51 x	2.40 x	2.61 x	2.44 x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES
Earnings, as defined:
Income from continuing operations before income taxes	$117,009	$146,737	$117,614	$96,003	$115,452	$103,327
Adjust for distributed income of equity investees	(164)	13,724	5,176	6,064	(9,347)	(10,370)
Supplemental fixed charges, as below	64,610	80,946	82,962	74,631	67,521	65,991
Total earnings, as defined	$181,455	$241,407	$205,752	$176,698	$173,626	$158,948
Supplemental fixed charges:
Interest charges[1]	$63,031	$78,457	$80,282	$71,946	$64,720	$62,962
Rental interest factor	756	1,004	890	933	1,025	1,417
Supplemental increment to fixed charges[2]	823	1,485	1,790	1,752	1,776	1,612
Total supplemental fixed charges	$64,610	$80,946	$82,962	$74,631	$67,521	$65,991
Supplemental ratio of earnings to fixed charges	2.81 x	2.98 x	2.48 x	2.37 x	2.57 x	2.41 x
1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.